Filed pursuant to Rule 433 Registration Statement No. 333-124095 Dated April 13, 2006
EKSPORTFINANS ASA

Dow Jones — AIG Commodity IndexSM — Total Return Linked Notes
Final Pricing Sheet

Aggregate Principal Amount:	$225,000,000

Trade Date:	April 12, 2006

Original Issue Date:	April 27, 2006

Maturity Date:	May 18, 2007 (subject to the effect of any Market Disruption Event)

Initial Price to Public:	100.00%

Discounts and commission:	0.10%

Proceeds to Issuer:	99.90%

Initial Index Value:	309.986

Determination Date with respect to the Maturity Date:	May 11, 2007, unless such day is not an Index Business Day in which case the Determination Date shall be the next day that is an Index Business Day (subject to the effect of any Market Disruption Event)

Trigger Event Level:	$65,000 per $100,000 principal amount of Notes, or 65% of the original principal amount.

Spread for the purposes of Coupon Rate:	Minus 0.36% per annum.

Fees for purposes of Redemption Amount Calculation:	0.28%

Business Day Convention:	Modified following

CUSIP:	282645AP5

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at ww.sec.gov. Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.